ALTOS HORNOS DE MEXICO, S.A. DE C.V.
                             Prolongacion Juarez S/N
                               Monclova, Coahuila
                                  25770 MEXICO
                                 52-866-649-3000



                                 August 7, 2002



VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

        Re:  ALTOS HORNOS DE MEXICO, S.A. DE C.V.
             Request to Withdraw Registration Statement on Form F-4 (Registration No. 333-81244) originally filed January 23, 2002,
             ---------------------------------------------------------------
             as amended by Amendment No.1 filed on February 6, 2002.
             -------------------------------------------------------

Ladies and Gentlemen:

     Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), Altos Hornos de Mexico, S.A. de C.V. (the "Registrant") hereby respectfully applies to the Securities and Exchange Commission (the "Commission") for consent to the withdrawal of the above-referenced registration statement on Form F-4 (the "Registration Statement"), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

     The Registration Statement was filed in connection with a proposed restructuring plan ("Restructuring Plan"). The Registrant has determined that at this time it will not proceed with the Restructuring Plan as contemplated in the Registration Statement as a result of the withdrawal by the steering committee of Registrant's creditors from the restructuring process. The Registrant's management believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Act.

     The Registrant did not print or distribute any preliminary prospectuses or consents and no securities were sold or exchanged in connection with the Registration Statement.

     Please provide the Registrant and Registrant's counsel with facsimile copies of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Registrant is 52-866-633-8050 and facsimile number of the Registrants counsel is 212-728-8111, attention: Maurice M. Lefkort.

                                    Sincerely,

                                    Altos Hornos de Mexico, S.A. de C.V.

                                    By:  /s/ Andres Gonzales Saravia-Coss
                                         ------------------------------------
                                         Name:   Andres Gonzales Saravia-Coss
                                         Title:  Authorized Signatory

cc:   Andres Gonzales Saravia-Coss, Esq.
      Maurice M. Lefkort, Esq.